UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-12724

Belmont Bancorp.

(Exact name of registrant as specified in its charter)

325 Main Street

Bridgeport, Ohio 43912

(740) 695-3323

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.25 par value per share

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None. Belmont Bancorp. merged with Sky Financial Group, Inc. on June 1, 2005. Sky Financial Group, Inc. was the surviving corporation of the merger (see Sky Financial Group, Inc. Form S-4/A, Registration No. 333-123727 filed with the Commission on April 14, 2005).

Pursuant to the requirements of the Securities Exchange Act of 1934, Sky Financial Group, Inc. has caused this certification/notice to be signed as the successor corporation to Belmont Bancorp. by the undersigned duly authorized person.

Date:	June 1, 2005	BY:	/s/ C. J. Keller Smith

C. J. Keller Smith
VP/Associate Counsel